Exhibit 99.1

mesoblast

asx announcement

REAL-WORLD COMMERCIAL EXPERIENCE WITH RYONCIL® SHOWS 84% SURVIVAL OF CHILDREN WITH SR-aGvHD AFTER COMPLETING 28-DAYS OF TREATMENT

New York, USA: January 26 and Melbourne, Australia: January 27, 2026: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today provided an update on use of Ryoncil® (remestemcel-L-rknd) since commercially available in March 2025 for the approved label in children 2 months and older with steroid-refractory acute graft-versus-host disease (SR-aGvHD). Ryoncil® is the first mesenchymal stromal cell (MSC) product approved by the U.S. Food & Drug Administration (FDA) for any indication.[1]

Of the first 25 patients treated with Ryoncil® in a 'real-world' clinical setting post launch, 21 were alive (84%) and completed the initial 28-day treatment regimen as per the FDA approval label. The four patients who did not complete the 28-day treatment course had been offered and failed other therapies prior to use of Ryoncil® and died of severe SR-aGvHD within 28 days. These early data are consistent with the prior clinical experience with Ryoncil®. The outcomes highlight our focus on getting patients on Ryoncil® therapy as early as possible following steroid resistance to enable completion of an initial 28-day treatment course and maximize survival.

To ensure that no patient is left behind in receiving this potentially life-saving therapy, Mesoblast has established a patient access hub termed MyMesoblast™, where Ryoncil® is available for ordering. Additional information is available on ryoncil.com, where valuable resources for healthcare providers, patients and caregivers can be found.

To date 45 transplant centers have been onboarded, with a target of 64 centers which account for 94% of transplants performed in the U.S. Ryoncil® coverage by government and commercial payers already extends to over 260 million U.S. lives with Federal Medicaid coverage by U.S. Centers for Medicare & Medicaid Services (CMS) and mandatory fee-for-service Medicaid coverage in all U.S. states. Issuance on October 1, 2025, of a specific Healthcare Common Procedure Coding System (HCPCS) J-Code by CMS for billing and reimbursement resulted in greater usage of Ryoncil® under CMS coverage versus commercial coverage in the last quarter.[2]

These commercial activities will continue to serve the company well as it seeks to expand the FDA label for Ryoncil® to adults with severe SR-aGvHD, a market size approximately three times that of the pediatric SR-aGvHD population. A pivotal trial of Ryoncil® in adults with severe SR-aGvHD will be conducted with the NIH-funded Bone Marrow Transplant Clinical Trials Network (BMT-CTN) and is expected to commence site enrollment this quarter.

"We are delighted to see the excellent early survival rates in the real-world experience with Ryoncil® in children with this devastating disease," said Mesoblast Chief Executive Dr. Silviu Itescu. "Our strong early results and the streamlined process that is in place to provide access to the product underscores the importance of early physician referral and treatment initiation in order to give Ryoncil® the best chance to save as many precious lives as possible."

About Mesoblast

Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from the Company's proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process.

Mesoblast's Ryoncil® (remestemcel-L-rknd) for the treatment of steroid-refractory acute graft versus host disease (SR-aGvHD) in pediatric patients 2 months and older is the first FDA-approved mesenchymal stromal cell (MSC) therapy. Please see the full Prescribing Information at www.ryoncil.com.

Mesoblast Limited
ABN 68 109 431 870
www.mesoblast.com

Corporate Headquarters
Level 38
55 Collins Street
Melbourne 3000
Victoria Australia
T +61 3 9639 6036
F +61 3 9639 6030

United States Operations
1114 Avenue of the Americas
4th Floor
New York, NY 10036
USA
T +1 212 880 2060
F +1 212 880 2061

Asia
21 Biopolis Road
#01-22 Nucleos (South Tower)
SINGAPORE 138567
T +65 6570 0635
F +65 6570 0176

Mesoblast is committed to developing additional cell therapies for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Ryoncil® is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain. The Company has established commercial partnerships in Japan, Europe and China. About Mesoblast intellectual property: Mesoblast has a strong and extensive global intellectual property portfolio, with over 1,000 granted patents or patent applications covering mesenchymal stromal cell compositions of matter, methods of manufacturing and indications. These granted patents and patent applications provide commercial protection extending through to at least 2044 in all major markets. About Mesoblast manufacturing: The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast References / Footnotes 1. Please see the full Prescribing Information at www.ryoncil.com 2. Coding and coverage decisions are made by payers, and coverage cannot be guaranteed Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s RYONCIL for pediatric SR-aGVHD and any other product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Release authorized by the Chief Executive.

For more information, please contact: Corporate Communications / Investors Paul Hughes T: +61 3 9639 6036 Media – Global Allison Worldwide Emma Neal T: +1 603 545 4843 E: emma.neal@allisonworldwide.com Media – Australia BlueDot Media Steve Dabkowski T: +61 419 880 486 E: steve@bluedot.net.au